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                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER

    Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934
                                       `

                         For the month of December 2001


                                 HOLLINGER INC.
                (Translation of registrant's name into English)


                               10 TORONTO STREET
                            TORONTO, ONTARIO M5C 2B7
                                     CANADA
                    (Address of principal executive offices)



     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

              Form 20-F                         Form 40-F  x
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(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                   Yes                                 No  x
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                                  EXHIBIT LIST


Exhibit   Description
-------   -----------
  99.1    Notice of Annual and Special Meeting of Shareholders of
          Hollinger Inc. dated April 18, 2002
  99.2    Management Proxy Circular of Hollinger Inc. dated April 18, 2002
  99.3    Form of Proxy
  99.4    National Policy Statement No. 41

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 23, 2002

                             HOLLINGER INC.


                             by:  /s/Charles G. Cowan, Q.C.
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                                  Name:  Charles G. Cowan, Q.C.
                                  Title: Vice-President and Secretary